Teva Announces FDA Acceptance of sNDA Filing for Pediatric Indication for QNASL®
(Beclomethasone Dipropionate) Nasal Aerosol

First waterless corticosteroid nasal spray to apply for pediatric approval

Jerusalem, May 13, 2014 – Teva Pharmaceuticals Industries Ltd., (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the company’s supplemental new drug application (sNDA) for a lower dose QNASL® (beclomethasone dipropionate) Nasal Aerosol for the treatment of seasonal and perennial allergic rhinitis in children 4-11 years of age. QNASL is a waterless intranasal corticosteroid spray currently available for the treatment of nasal symptoms of seasonal allergic rhinitis (SAR) and perennial allergic rhinitis (PAR) in patients 12 years of age and older.

“We are very pleased the FDA has accepted for review the sNDA for QNASL®. If the FDA approves the new indication for QNASL®, it will become the first waterless HFA nasal allergy treatment approved for patients as young as 4 years of age,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “The low-dose formulation demonstrates our commitment to the development of innovative treatment options for all patients with respiratory conditions, including nasal allergies.”

The sNDA filing includes data from three double-blind, placebo-controlled studies that evaluated the safety and efficacy of QNASL® in children with allergic rhinitis (AR). The data demonstrated that once-daily treatment with QNASL® provided significant nasal allergy symptom relief in pediatric subjects with SAR and PAR when compared with placebo. In all three studies the safety profile of QNASL® was similar to that of placebo and adverse events were consistent with those seen in previous clinical studies.

“With approximately 10 percent of all children in the U.S. living with allergic rhinitis, there is a need for new treatment options that can help children and their caregivers better manage the often bothersome symptoms of nasal allergies,” said Dr. William Storms, MD, practicing allergist, clinical professor at the University of Colorado Health Sciences Center and founder of the William Storms Allergy Clinic in Colorado Springs, CO. “In my practice, I’ve found that identifying the right treatment option for my younger patients can be quite difficult. That’s why the potential to offer a safe and effective waterless treatment option, such as QNASL®, may prove to be an exciting new prospect for many practicing allergists treating pediatric allergy patients.”

QNASL® is a waterless nasal allergy aerosol available only by prescription. When used once a day, QNASL® delivers 24-hour relief of nasal allergy symptoms in patients with different types of nasal allergies, such as indoor, outdoor, seasonal and year round.

About Allergic Rhinitis

Allergic rhinitis is a chronic inflammatory disease characterized by symptoms such as sneezing, nasal itch, runny nose and nasal congestion. For many AR patients, nasal congestion or a stuffy nose may be the most frequent and bothersome symptom. According to a recent survey, patients suffer considerable discomfort during allergy attacks, such that nearly two out of five (38 percent) said their discomfort was not tolerable without relief. Based on the available evidence, intranasal corticosteroids are the most effective treatment options for patients with AR.

According to the American Academy of Allergy, Asthma and Immunology (AAAAI), the prevalence of AR in the U.S. has increased during the past three decades; it is recently estimated at 20 percent in the general adult and adolescent populations. Of those Americans affected with AR, approximately 20 percent have SAR, 40 percent have perennial allergic rhinitis (PAR) and 40 percent have a combination of the two (i.e., PAR with seasonal exacerbation) depending on the allergen sensitivity. Because of its prevalence and health effect, AR is associated with considerable direct and indirect costs. An estimate of $11.2 billion in healthcare costs, 12 million physician office visits, 2 million days of school absences and 3.5 million lost work days per year are attributed to AR. In addition, the presence of co-morbidities such as asthma and sinusitis further increase AR-related treatment costs.

About QNASL® (Beclomethasone Dipropionate)

QNASL® (beclomethasone diproprionate) Nasal Aerosol is a prescription corticosteroid medication that treats nasal symptoms associated with seasonal and year-round allergies in adults and adolescents 12 years of age and older. It is administered as a waterless spray delivered by hydrofluoroalkane (HFA), an environmentally friendly propellant. QNASL® contains beclomethasone dipropionate, which is a man-made (synthetic) corticosteroid. Corticosteroids are natural substances found in the body that reduce inflammation. When QNASL® is sprayed into the nose, it helps reduce the nasal symptoms of allergic rhinitis (inflammation of the lining of the nose), such as stuffy nose, runny nose, nasal itching and sneezing.

Important Safety Information

In clinical studies, nosebleeds and nose ulcers were more common in patients treated with QNASL® Nasal Aerosol than patients who received placebo. Some nosebleeds were more severe in patients treated with QNASL® Nasal Aerosol than in patients who received placebo. Tell your healthcare provider if you start to have nosebleeds or nasal ulcers after using QNASL® Nasal Aerosol.

Thrush (Candida), a fungal infection in your nose, mouth, or throat may occur. Tell your healthcare provider if you have any redness or white colored patches in your mouth or throat.

You should avoid using QNASL® Nasal Aerosol until your nose is healed if you have a sore in your nose, you have had recent surgery on your nose or if your nose has been injured, because QNASL® Nasal Aerosol may cause slow wound healing.

Some people who use corticosteroids may have eye problems such as increased pressure in the eye (glaucoma) or cataracts. If you have a history of glaucoma or cataracts or have a family history of eye problems, you should have regular eye exams while you use QNASL® Nasal Aerosol.

Serious allergic reactions can happen in people taking QNASL® Nasal Aerosol. Stop using QNASL® Nasal Aerosol and call your healthcare provider right away or get emergency help if you experience shortness of breath or trouble breathing, skin rash, redness, swelling, severe itching, or swelling of your lips, tongue or face.

People are more likely to get infections if they have immune system problems or use drugs, including corticosteroids, which may weaken the body’s ability to fight infections. Avoid contact with people who have infections like chickenpox or measles while using QNASL® Nasal Aerosol.
Speak to your healthcare provider before using QNASL® Nasal Aerosol if you have tuberculosis or untreated fungal, bacterial, or viral infections, or eye infections caused by herpes. Symptoms of an infection include: fever, pain, aches, chills, feeling tired, nausea and vomiting.

A condition in which the adrenal glands do not make enough steroid hormones may occur. Symptoms can include tiredness, weakness, dizziness, nausea and vomiting. Tell your healthcare provider if you experience these symptoms.

Children taking QNASL® (beclomethasone dipropionate) Nasal Aerosol should have their growth checked regularly, since corticosteroids may slow growth in children.

The most common side effects with QNASL® Nasal Aerosol are nasal discomfort, nosebleeds and headache.

Tell your healthcare provider if you have any side effect that bothers you or that does not go away.

These are not all of the possible side effects of QNASL® (beclomethasone dipropionate) Nasal Aerosol. For more information, ask your healthcare provider or pharmacist.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Visit http://qnasl.com/Content/pdf/pi.pdf for full prescribing information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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